RECEIVED
2011 FEB 28 PM 3:10
SEC / TM

11019875

*AB 3/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67558

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saint Laurent Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5150 E. Pacific Coast Highway, Suite 200
(No. and Street)

Long Beach (City) Ca (State) 90804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy J. Fahringer, CEO (562) 346-3383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. Green and Company LLP
(Name – *if individual, state last, first, middle name*)

308 South "M" Street (Address) Tulare (City) Ca (State) 93274 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, Timothy J. Fahringer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saint Laurent Capital, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Timothy J. Fahringer
Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California All-Purpose Acknowledgment

State of California
County of Los Angeles } s.s.

On 2/25/11 before me, Patricia A. Emerson - Notary Public
Name of Notary Public, Title

personally appeared Timothy S. Fahringer
Name of Signer (1)

Name of Signer (2)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Patricia A. Emerson
Signature of Notary Public

PATRICIA A. EMERSON
COMM. #1863338
Notary Public - California
Los Angeles County
My Comm. Expires Aug. 30, 2013
NR01

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of Security Exchange Form X-17A-5

containing ______ pages, and dated ______________.

The signer(s) capacity or authority is/are as:

- ☐ Individual(s)
- ☐ Attorney-in-fact
- ☐ Corporate Officer(s) ______________
  Title(s)
- ☐ Guardian/Conservator
- ☐ Partner - Limited/General
- ☐ Trustee(s)
- ☐ Other: ______________

representing: ______________
Name(s) of Person(s) Entity(ies) Signer is Representing

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
☐ form(s) of identification ☐ credible witness(es)

Notarial event is detailed in notary journal on:
Page # _____ Entry # _____

Notary contact: ______________

Other

☐ Additional Signer ☐ Signer(s) Thumbprints(s)
☐ ______________

M. Green and Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

LARRY W. AYERS, C.P.A.
MARLA D. BORGES, C.P.A.
KEVIN M. GREEN, C.P.A.
WM. KENT JENSEN, C.P.A.
KATHLEEN M. LAMPE, C.P.A.
LYNN M. LAMPE, C.P.A.
ALAN S. MOORE, C.P.A.

REBECCA AGREDANO, C.P.A.
LYNDA S. ANDERSON, C.P.A.
NICOLE A. CENTOFANTI, C.P.A.
CRYSTAL COTA, C.P.A.
BRENDA A. DADDINO, C.P.A.
R. IAN PARKER, C.P.A.
ELAINE D. REULE, C.P.A., C.F.E.
NATALIE H. SIEGEL, C.P.A.

ROBERT L. BANDY
Consultant
JAMES G. DWYER, C.P.A.
Consultant
KENNETH B. NUNES, C.P.A.
Consultant
GIUSEPPE SCALIA, C.P.A.
Consultant
CHARLES L. SOUTHARD, C.P.A.
Consultant
KENNETH W. WHITE, JR., C.P.A.
Consultant

Dinuba
Hanford
Tulare
Visalia

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Saint Laurent Capital, Inc.

In planning and performing our audit of the financial statements of Saint Laurent Capital, Inc. (SLC), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered Saint Laurent Capital, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of SLC's internal control. Accordingly, we do not express an opinion on the effectiveness of SLC's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by SLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because SLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by SLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of SLC is responsible for establishing and maintaining internal control over financial reporting and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which SLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

308 South M Street • Post Office Box 118 • Tulare, California 93275-0118 • Telephone (559) 688-7401 • Fax (559) 686-1297
E-mail: tulare@mgreencpas.com • Web Site: www.mgreencpas.com

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore there can be no assurance that all such deficiencies have been identified. In addition, because of inherent limitations in internal control, including the possibility of management override of controls, misstatements due to error or fraud may occur and not be detected by such controls. However, as discussed below, we identified a deficiency in internal control that we consider to be a material weakness.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We consider the following deficiency in SLC's internal control to be a material weakness:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of SLC, the specific weaknesses are not described herein and no corrective action has been taken or proposed by SLC.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Saint Laurent Capital, Inc. for the year ended December 31, 2010, and this report does not effect our report thereon dated February 24, 2011. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that SLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This communication is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

M. Green and Company LLP

M. GREEN AND COMPANY LLP
Certified Public Accountants
February 24, 2011
Tulare, California

SAINT LAURENT CAPITAL, INC.

FINANCIAL STATEMENTS

December 31, 2010

TABLE OF CONTENTS

M. Green and Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

LARRY W. AYERS, C.P.A.
MARLA D. BORGES, C.P.A.
KEVIN M. GREEN, C.P.A.
WM. KENT JENSEN, C.P.A.
KATHLEEN M. LAMPE, C.P.A.
LYNN M. LAMPE, C.P.A.
ALAN S. MOORE, C.P.A.

REBECCA AGREDANO, C.P.A.
LYNDA S. ANDERSON, C.P.A.
NICOLE A. CENTOFANTI, C.P.A.
CRYSTAL COTA, C.P.A.
BRENDA A. DADDINO, C.P.A.
R. IAN PARKER, C.P.A.
ELAINE D. REULE, C.P.A., C.F.E.
NATALIE H. SIEGEL, C.P.A.

ROBERT L. BANDY
Consultant
JAMES G. DWYER, C.P.A.
Consultant
KENNETH B. NUNES, C.P.A.
Consultant
GIUSEPPE SCALIA, C.P.A.
Consultant
CHARLES L. SOUTHARD, C.P.A.
Consultant
KENNETH W. WHITE, JR., C.P.A.
Consultant

Dinuba
Hanford
Tulare
Visalia

INDEPENDENT AUDITORS' REPORT

Board of Directors
Saint Laurent Capital, Inc.

We have audited the accompanying statement of financial condition of Saint Laurent Capital, Inc. (SLC), as of December 31, 2010, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the SLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saint Laurent Capital, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I Computations of Net Capital and Net Capital Requirements Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the basic financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

M. Green and Company LLP

February 24, 2011
Tulare, California

308 South M Street • Post Office Box 118 • Tulare, California 93275-0118 • Telephone (559) 688-7401 • Fax (559) 686-1297
E-mail: tulare@mgreencpas.com • Web Site: www.mgreencpas.com

SAINT LAURENT CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS:				
Cash and cash equivalents	$	38,964		
Accounts receivable		8,860		
Prepaid state franchise tax		171		
Total current assets			$	47,995
PROPERTY AND EQUIPMENT, net of accumulated depreciation				1,185
OTHER ASSETS				1,005
Total assets			$	50,185

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:				
Accounts payable	$	7,295		
Other current liabilities		7,528		
Total current liabilities			$	14,823
STOCKHOLDER'S EQUITY:				
Common stock 10,000,000 shares authorized, 1,000,000 shares issued and outstanding, $.001 par value		1,000		
Paid in capital		24,000		
Retained earnings		10,362		
Total stockholder's equity				35,362
Total liabilities and stockholder's equity			$	50,185

See notes to basic financial statements.

SAINT LAURENT CAPITAL, INC.

STATEMENT OF INCOME
DECEMBER 31, 2010

REVENUE		$ 187,073
OPERATING EXPENSES:		
Employee compensation and benefits	$ 46,103	
Advertising and promotions	18,813	
Transportation and travel	43,427	
Legal and professional fees	12,643	
Research	3,762	
Occupancy	21,485	
Office	17,779	
Other expenses	7,059	
Depreciation	1,985	
Total operating expenses		173,056
Operating income		14,017
OTHER INCOME:		
Dividend and interest income	2	
Gain on sale of securities	6,140	
Total other income		6,142
Income before taxes		20,159
Provision for state franchise tax		(800)
Net income		$ 19,359

See notes to basic financial statements.

SAINT LAURENT CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2010

Stockholder's equity as of January 1, 2010	$	13,003
Plus (minus):		
Stockholder contributions		3,000
Net income		19,359
Stockholder's equity as of December 31, 2010	$	35,362

See notes to basic financial statements.

SAINT LAURENT CAPITAL, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS DECEMBER 31, 2010

Beginning balance, January 1, 2010	$ -
Plus (minus):	
Increases (decreases)	-
Ending balance, December 31, 2010	$ -

See notes to basic financial statements.

SAINT LAURENT CAPITAL, INC.

STATEMENT OF CASH FLOWS
DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 19,359	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,985	
Gain on sale of securities	(6,140)	
(Increase) decrease in:		
Accounts receivable	(8,860)	
Prepaid state franchise tax	279	
Other assets	255	
Increase in:		
Accounts payable	3,734	
Other current liabilities	24	
Net cash provided by operating activities		$ 10,636
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds on sale of securities	79,250	
Purchase of securities	(73,110)	
Net cash provided by investing activities		6,140
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholder contributions		3,000
Net increase in cash and cash equivalents		19,776
Cash and cash equivalents, January 1, 2010		19,188
Cash and cash equivalents, December 31, 2010		$ 38,964
SUPPLEMENTARY CASH FLOW INFORMATION:		
Cash paid for taxes		$ 521

See notes to basic financial statements.

NOTE 1 - Business and Organization

Saint Laurent Capital, Inc. (SLC) was incorporated in California on December 19, 2006. SLC is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA).

SLC performs investment banking services, primarily, for US-based companies that are seeking financial advisory regarding mergers and acquisitions, or who may benefit from financing through the private placement of equity or debt capital. SLC is located in Long Beach, California and is an S-Corporation.

Due to the nature of the activities and forms of compensation expected to be received, SLC is required to become registered as a broker-dealer with FINRA, Securities and Exchange Commission (SEC), and the State of California and Utah, as well as any other required states in which it solicits or conducts business with investors, prior to conducting these transaction-based activities.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting

These financial statements have been prepared on the accrual basis of accounting using accounting principles generally accepted in the United States of America. Under the accrual method of accounting, income is recognized as it is earned and expenses are recognized as they are incurred whether or not cash is received or paid out at that time. Accordingly, recognition of prepaid expenses, accounts payable and accrued expenses have been made where these items are material.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of these financial statements, the Corporation considers cash in checking, cash in savings and all other highly liquid investments with original maturities of three months or less at the date of purchase to be cash and cash equivalents.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Accounts Receivable

Management considers accounts receivable to be fully collectible. Therefore, an allowance for doubtful accounts is not reflected in these financial statements.

Advertising

The Corporation expenses advertising costs as they are incurred.

Depreciation

Depreciation is provided on office equipment using the straight-line basis with the estimated life of five years.

Subsequent Events

Management has evaluated subsequent events through February 24, 2011, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

NOTE 3 - Net Capital Requirement

SLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or $5,000, whichever is greater. Net capital and the related net capital ratio fluctuates on a daily basis. As of December 31, 2010, SLC's net capital was $24,141, which exceeded the minimum net capital requirement by $19,141 and its net capital ratio was .61 to 1.

NOTE 4 - Simplified Employee Pension Plan

In December 2008, SLC started a Simplified Employee Pension Plan (SEP), in accordance with Section 408(k) of the Internal Revenue Code, for its sole employee, Timothy J. Fahringer. Pursuant to the SEP, the Corporation agrees to provide discretionary contributions in each calendar year to the retirement account of its eligible employees, based only on the first $245,000 of compensation; the same percentage for each eligible employee, limited annually to the lesser of $49,000 or 25 percent of compensation, and paid to the eligible employee's IRA trustee or custodian. The Corporation did not make a Sep contribution for 2010.

NOTE 5 - Provision for Income Taxes

SLC has elected, with the consent of its stockholder, to be taxed as an S Corporation for federal and state income tax reporting under Internal Revenue Code Section 1362. An S Corporation does not generally pay federal income taxes, instead, its stockholders are taxed on the Corporation's income. Therefore, these statements do not include any provision for federal income taxes.

For California income tax reporting there is a minimum franchise tax of $800 or 1.5 percent of income adjusted for state income tax purposes whichever is greater. The 2010 provision for state franchise tax includes only the minimum amount of $800.

NOTE 6 - Operating Lease

The Corporation entered into a non-cancelable operating lease for corporate office space beginning on March 1, 2010 through December 31, 2010, at which time the lease changed to month-to-month. At December 31, 2010, the monthly rent was $1,200.

SUPPLEMENTARY INFORMATION

SCHEDULE I

SAINT LAURENT CAPITAL, INC.

COMPUTATIONS OF NET CAPITAL AND NET CAPITAL REQUIREMENTS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2010

NET CAPITAL:

Add:		
Total assets	$ 50,185	
Total liabilities	14,823	
Net worth		$ 35,362
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	8,860	
Prepaid state franchise tax	171	
Net property and equipment	1,185	
Other assets	1,005	
Total non-allowable assets		11,221
Net capital		$ 24,141

AGGREGATE INDEBTEDNESS:

Accounts payable	$ 7,295	
Accrued liabilities	7,528	
Total aggregate indebtedness		$ 14,823
Ratio of aggregate indebtedness to net capital		.61:1

NET CAPITAL REQUIREMENTS:

Minimum net capital requirement per SEC Rule 15c3-1 (greater of a or b)

a. Minimum dollar amount	$ 5,000	
b. Minimum percentage of aggregate indebtedness (6 2/3%)	$ 988	
Excess net capital		$ 19,141

(continued)

SAINT LAURENT CAPITAL, INC.

COMPUTATIONS OF NET CAPITAL AND NET CAPITAL REQUIREMENTS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2010

RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART II A OF FORM X-17A-5 AS OF DECEMBER 31, 2010)

Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$	24,141
Audit adjustments		-
Net capital per above	$	24,141

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control requirements under Rule 15c3-3, Saint Laurent Capital, Inc. qualifies for exemption under subparagraph (k)(2)(i) of the Rule.

See accompanying independent auditors' report.